UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2025

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Financial Information Jan-Mar/2025 —

1

B3: PETR3 (ON) | PETR4 (PN)

NYSE: PBR (ON) | PBRA (PN)

www.petrobras.com.br/ir

petroinvest@petrobras.com.br

+ 55 21 3224-1510

Disclaimer

This presentation contains some financial indicators that are not recognized by GAAP or the IFRS Accounting Standards. The indicators presented herein do not have standardized meanings and may not be comparable to indicators with a similar description used by others. We provide these indicators because we use them as measures of company performance and liquidity; they should not be considered in isolation or as a substitute for other financial metrics that have been disclosed in accordance with the IFRS Accounting Standards. See definitions of Adjusted EBITDA, LTM Adjusted EBITDA, Adjusted Cash and Cash Equivalents, Net Debt, Gross Debt, Free Cash Flow, and Leverage in the Glossary and their reconciliations in the sections Liquidity and Capital Resources, Reconciliation of LTM Adjusted EBITDA, Net Debt/LTM Adjusted EBITDA Metrics and Consolidated Debt.

2

TABLE OF CONTENTS

CONSOLIDATED RESULTS
Key Financial Information	4
Sales Revenues	4
Cost of Sales	5
Income (Expenses)	5
Net finance (expense) income	6
Income taxes	6
Net Income attributable to shareholders of Petrobras	6

CAPITAL EXPENDITURES (CAPEX)	7

LIQUIDITY AND CAPITAL RESOURCES	8

CONSOLIDATED DEBT	9
RECONCILIATION OF ADJUSTED EBITDA, LTM ADJUSTED EBITDA AND NET DEBT/LTM ADJUSTED EBITDA METRICS
Adjusted EBITDA and Net cash provided by operating activities – OCF	10
LTM Adjusted EBITDA	11
Adjusted Cash and Cash Equivalents, Gross Debt, Net Debt, Net Cash provided by Operating Activities (LTM OCF), LTM Adjusted EBITDA, Gross Debt Net of Cash and Cash Equivalents/LTM OCF and Net Debt/LTM Adjusted EBITDA Metrics	12

RESULTS BY OPERATING BUSINESS SEGMENTS
Exploration and Production (E&P)	13
Refining, Transportation and Marketing	14
Gas and Low Carbon Energies	15

GLOSSARY	16

3

CONSOLIDATED RESULTS

The main functional currency of the Petrobras Group (the “Company”) is the Brazilian real, which is the functional currency of the parent company and its Brazilian subsidiaries. As the presentation currency of the Petrobras Group is the U.S. dollar, the results of operations in Brazilian reais are translated into U.S. dollars using the average exchange rates prevailing during the period (average exchange rate of R$/US$ 5.85 in Jan-Mar/2025 compared to R$/US$ 4.95 in Jan-Mar/2024).

Key Financial Information

US$ million	Jan-Mar/2025	Jan-Mar/2024	Change (%)
Sales revenues	21,073	23,768	(11.3)
Cost of Sales	(10,685)	(11,511)	(7.2)
Gross profit	10,388	12,257	(15.2)
Income (expenses)	(3,112)	(3,273)	(4.9)
Net income attributable to the shareholders of Petrobras	5,974	4,782	24.9
Net cash provided by operating activities	8,498	9,386	(9.5)
Adjusted EBITDA	10,446	12,127	(13.9)
Average Brent crude (US$/bbl) (1)	75.66	83.24	(9.1)
Average Domestic basic oil products price (US$/bbl)	86.58	96.13	(9.9)
(1) Source: Refinitiv.
US$ million	03.31.2025	12.31.2024	Change (%)
Gross Debt	64,491	60,311	6.9
Net Debt	56,034	52,240	7.3
Net Debt/LTM Adjusted EBITDA ratio	1.45	1.29	12.4

Sales Revenues

US$ million	Jan-Mar/2025	Jan-Mar/2024	Change (%)
Diesel	6,570	7,076	(7.2)
Gasoline	2,964	3,205	(7.5)
Liquefied petroleum gas (LPG)	733	758	(3.3)
Jet fuel	1,123	1,184	(5.2)
Naphtha	410	427	(4.0)
Fuel oil (including bunker fuel)	165	344	(52.0)
Other oil products	931	1,019	(8.6)
Subtotal Oil Products	12,896	14,013	(8.0)
Natural gas	885	1,322	(33.1)
Crude oil	1,405	1,229	14.3
Renewables and nitrogen products	53	31	71.0
Breakage	48	140	(65.7)
Electricity	139	128	8.6
Services, agency and others	166	247	(32.8)
Total domestic market	15,592	17,110	(8.9)
Exports	5,369	6,398	(16.1)
Crude oil	3,810	4,911	(22.4)
Fuel oil (including bunker fuel)	1,184	1,322	(10.4)
Other oil products and other products	375	165	127.3
Sales abroad (1)	112	260	(56.9)
Total foreign market	5,481	6,658	(17.7)
Sales revenues	21,073	23,768	(11.3)
(1) Sales revenues from operations outside of Brazil, including trading and excluding exports.

4

Sales revenues were US$ 21,073 million for the period Jan-Mar/2025, a 11.3% decrease (US$ 2,695 million) when compared to US$ 23,768 million for the period Jan-Mar/2024, mainly due to:

(i)	a US$ 1,117 million decrease in domestic market oil products revenues, which derives from a US$ 1,453 million decrease in average domestic basic oil products prices following the reduction in average international prices for diesel and gasoline, which was partially offset by a US$ 336 million increase in sales volumes; and

(ii)	a US$ 1,100 million decrease in exported crude oil revenues, of which US$ 797 million relates to a decrease in sales volumes, and US$ 303 million relates to a decrease in the average price of crude oil exports following the depreciation of average Brent crude prices.

Cost of Sales

US$ million	Jan-Mar/2025	Jan-Mar/2024	Change (%)
Raw material, products for resale, materials and third-party services(1)	(5,099)	(5,929)	(14.0)
Acquisitions	(3,579)	(4,308)	(16.9)
Crude oil imports	(2,116)	(2,206)	(4.1)
Oil products imports	(1,189)	(1,663)	(28.5)
Natural gas imports	(274)	(439)	(37.6)
Third-party services and others	(1,520)	(1,621)	(6.2)
Depreciation, depletion and amortization	(2,513)	(2,649)	(5.1)
Production taxes	(2,803)	(3,030)	(7.5)
Employee compensation	(399)	(441)	(9.5)
Inventory turnover	129	538	(76.0)
Total	(10,685)	(11,511)	(7.2)
(1) It Includes short-term leases.

Cost of sales was US$ 10,685 million for the period Jan-Mar/2025, a 7.2% decrease (US$ 826 million) when compared to US$ 11,511 million for the period Jan-Mar/2024, mainly due to a US$ 474 million decrease in oil products imports, which derives from a US$ 782 million decrease in average oil products import prices following the reduction in average international prices, which was partially offset by a US$ 308 million increase in import volumes.

Income (Expenses)

US$ million	Jan-Mar/2025	Jan-Mar/2024	Change (%)
Selling expenses	(1,090)	(1,333)	(18.2)
General and administrative expenses	(444)	(447)	(0.7)
Exploration costs	(313)	(135)	131.9
Research and development expenses	(202)	(183)	10.4
Other taxes	(123)	(140)	(12.1)
Impairment (losses) reversals, net	(50)	9	-
Other income and expenses, net	(890)	(1,044)	(14.8)
Total	(3,112)	(3,273)	(4.9)

Selling expenses were US$ 1,090 million for the period Jan-Mar/2025, an 18.2% decrease (US$ 243 million) compared to US$ 1,333 million for the period Jan-Mar/2024, mainly due to lower logistical expenses related to natural gas transportation and lower volumes of crude oil exports.

Exploration costs were US$ 313 million for the period Jan-Mar/2025, a 131.9% increase (US$ 178 million) compared to US$ 135 million for the period Jan-Mar/2024, mainly due to exploration expenditures written off related to blocks C-M-753 and C-M-789 in the Campos Basin, reflecting the assessment of the projects' lack of economic feasibility, which resulted in the decision not to proceed with their development.

Other income and expenses, net was a US$ 890 million expense in Jan-Mar/2025, a 14.8% decrease (US$ 154 million) compared to a US$ 1,044 million expense for the period Jan-Mar/2024, mainly due to (i) higher income from early termination and changes to cash flow estimates of leases (a US$ 157 million income in Jan-Mar/2025 compared to a US$ 69 million income in Jan-Mar/2024), and (ii) lower losses with legal, administrative and arbitration proceedings (a US$ 201 million expense in Jan-Mar/2025 compared to a US$ 281 million expense in Jan-Mar/2024).

5

Net finance (expense) income

US$ million	Jan-Mar/2025	Jan-Mar/2024	Change (%)
Finance income	297	552	(46.2)
Income from investments and marketable securities (Government Bonds)	223	432	(48.4)
Other finance income	74	120	(38.3)
Finance expenses	(983)	(1,072)	(8.3)
Interest on finance debt	(466)	(554)	(15.9)
Unwinding of discount on lease liability	(622)	(547)	13.7
Capitalized borrowing costs	449	376	19.4
Unwinding of discount on the provision for decommissioning costs	(319)	(272)	17.3
Other finance expenses	(25)	(75)	(66.7)
Foreign exchange gains (losses) and indexation charges	2,434	(1,419)	-
Foreign exchange gains (losses)	3,036	(881)	-
Real x U.S. dollar	3,077	(912)	-
Other currencies	(41)	31	-
Reclassification of hedge accounting to the Statement of Income	(722)	(697)	3.6
Indexation to the Selic interest rate of anticipated dividends and dividends payable	(64)	(70)	(8.6)
Recoverable taxes inflation indexation income	58	49	18.4
Other foreign exchange gains and indexation charges, net	126	180	(30.0)
Total	1,748	(1,939)	-

Net finance (expense) income was a income of US$ 1,748 million for the period Jan-Mar/2025, an increase of US$ 3,687 million compared to an expense of US$ 1,939 million for the period Jan-Mar/2024, mainly due to a foreign exchange gain of US$ 3,077 million in Jan-Mar/2025, as compared to a US$ 912 million loss in Jan-Mar/2024 reflecting a 7.3% appreciation of the real/US$ exchange rate in Jan-Mar/2025 (03/31/2025: R$ 5.74/US$, 12/31/2024: R$ 6.19/US$) compared to a 3.2% depreciation in Jan-Mar/2024 (03/31/2024: R$ 5.00/US$, 12/31/2023: R$ 4.84/US$).

Income taxes

Income tax was an expense of US$ 3,111 million in Jan-Mar/2025, compared to an expense of US$ 2,147 million in Jan-Mar/2024. The increase was mainly due to higher net income before income taxes (US$ 9,106 million of income in Jan-Mar/2025 compared to a US$ 6,952 million income in Jan-Mar/2024), resulting in nominal income taxes computed based on Brazilian statutory corporate tax rates (34%) of US$ 3,096 million in Jan-Mar/2025 compared to a US$ 2,363 million in Jan-Mar/2024.

Net Income attributable to shareholders of Petrobras

Net income attributable to shareholders of Petrobras was US$ 5,974 million for the period Jan-Mar/2025, a US$ 1,192 million increase compared to a net income attributable to shareholders of Petrobras of US$ 4,782 million for the period Jan-Mar/2024, as explained above, mainly due to higher net finance income (US$ 1,748 million of income in Jan-Mar/2025 compared to US$ 1,939 million of expenses in Jan-Mar/2024) and lower expenses (US$ 3,112 million of expenses in Jan-Mar/2025 compared to US$ 3,273 million of expenses in Jan-Mar/2024), partially offset by lower gross profit (US$ 10,388 million in Jan-Mar/2025 compared to US$ 12,257 million in Jan-Mar/2024) and higher income tax expenses (US$ 3,111 million of expenses in Jan-Mar/2025 compared to US$ 2,147 million of expenses in Jan-Mar/2024).

6

CAPITAL EXPENDITURES (CAPEX)

CAPEX (US$ million)	Jan-Mar/2025	Jan-Mar/2024	Change (%)
Exploration and Production	3,502	2,472	41.7
Refining, Transportation and Marketing	405	362	11.9
Gas and Low Carbon Energies	55	108	(49.1)
Corporate and Other businesses	104	101	3.0
Total	4,066	3,043	33.6

In line with our Business Plan, our Capital Expenditures were primarily directed toward investment projects which Management believes are most profitable, relating to oil and gas production.

In Jan-Mar/2025, Capital Expenditures in the E&P segment totaled US$ 3,502 million, representing 86.1% of the CAPEX of the Company, a 41.7% increase when compared to US$ 2,472 million in Jan-Mar/2024, mainly due to the development of large projects in the pre-salt layer of the Santos Basin, especially in the Búzios and Atapu Fields. CAPEX in Jan-Mar/2025 were mainly concentrated on: (i) the development of production in the pre-salt layer of the Santos Basin (US$ 2.0 billion); (ii) the development of production in the pre-salt and post-salt layers of the Campos Basin (US$ 2.1 billion); and (iii) exploratory investments (US$ 0.3 billion).

7

LIQUIDITY AND CAPITAL RESOURCES

US$ million	Jan-Mar/2025	Jan-Mar/2024
Adjusted Cash and Cash Equivalents at the beginning of the period	8,071	17,902
Government bonds, bank deposit certificates and time deposits with maturities of more than three months at the beginning of the period	(4,800)	(5,175)
Cash and cash equivalents at the beginning of the period	3,271	12,727
Net cash provided by operating activities	8,498	9,386
Acquisition of PP&E and intangibles assets	(3,962)	(2,838)
Acquisition of equity interests	-	(1)
Proceeds from disposal of assets – (Divestments)	463	569
Financial compensation from co-participation agreement	355	397
Dividends received	7	24
Divestment (Investment) in marketable securities	1,370	(1,475)
Net cash used in investing activities	(1,767)	(3,324)
(=) Net cash provided by operating and investing activities	6,731	6,062
Proceeds from finance debt	500	2
Repayments of finance debt	(969)	(1,601)
Net change in finance debt	(469)	(1,599)
Repayment of lease liability	(2,094)	(1,918)
Dividends paid to shareholders of Petrobras	(2,882)	(3,455)
Dividends paid to non-controlling interest	(26)	(57)
Share repurchase program	-	(232)
Changes in non-controlling interest	39	93
Net cash used in financing activities	(5,432)	(7,168)
Effect of exchange rate changes on cash and cash equivalents	125	(74)
Cash and cash equivalents at the end of the period	4,695	11,547
Government bonds, bank deposit certificates and time deposits with maturities of more than three months at the end of the period	3,762	6,645
Adjusted Cash and Cash Equivalents at the end of the period	8,457	18,192

Reconciliation of Free Cash Flow
Net cash provided by operating activities	8,498	9,386
Acquisition of PP&E and intangible assets	(3,962)	(2,838)
Acquisition of equity interests	-	(1)
Free Cash Flow (1)	4,536	6,547

(1) Free Cash Flow (FCF) is in accordance with the new Shareholder Remuneration Policy (“Policy”), approved in July 2023, which is the result of the equation: FCF = net cash provided by operating activities less the sum of acquisition of PP&E and intangible assets and acquisition of equity interests.

As of March 31, 2025, Cash and cash equivalents amounted to US$ 4,695 million and Adjusted Cash and Cash Equivalents totaled US$ 8,457 million.

The three-month period ended March 31, 2025 had net cash provided by operating activities of US$ 8,498 million and positive Free Cash Flow of US$ 4,536 million. This level of cash generation, together with proceeds from disposal of assets (divestments) of US$ 463 million, financial compensation from co-participation agreements of US$ 355 million, dividends received of US$ 7 million, divestment in marketable securities of US$ 1,370 million and proceeds from finance debt of US$ 500 million, were allocated to: (a) debt prepayments and payments of principal and interest due in the period of US$ 969 million; (b) repayment of lease liability of US$ 2,094 million; (c) dividends paid to shareholders of Petrobras of US$ 2,882 million; and (d) acquisition of PP&E and intangibles assets of US$ 3,962 million.

In the three-month period ended March 31, 2025, the Company repaid several finance debts, in the amount of US$ 969 million.

In the three-month period ended March 31, 2025, the Company raised US$ 500 million, notably a long term proceeds in the domestic banking market, in the amount of US$ 495 million.

8

CONSOLIDATED DEBT

Debt (US$ million)	03.31.2025	12.31.2024	Change (%)
Capital Markets	14,557	14,490	0.5
Banking Market	7,247	6,519	11.2
Development banks	538	508	5.9
Export Credit Agencies	1,356	1,508	(10.1)
Others	135	137	(1.5)
Finance debt	23,833	23,162	2.9
Lease liability	40,658	37,149	9.4
Gross Debt	64,491	60,311	6.9
Adjusted Cash and Cash Equivalents	8,457	8,071	4.8
Net Debt	56,034	52,240	7.3
Leverage: Net Debt / (Net Debt + Market Capitalization)	39%	39%	-
Average interest rate (% p.a.)	6.9	6.8	1.5
Weighted average maturity of outstanding debt (years)	12.19	12.52	(2.6)

As of March 31, 2025, the Company has maintained its liability management strategy to improve the debt profile and to adapt to the maturity terms of the Company’s long-term investments.

Gross Debt increased 6.9% (US$ 4,180 million) to US$ 64,491 million as of March 31, 2025 from US$ 60,311 million as of December 31, 2024, due to: (i) higher lease liabilities in the period (a US$ 3,509 million increase), primarily driven by the start-up of the leased FPSO Almirante Tamandaré (Búzios 7) and the extension of the FPSO Cidade de Angra dos Reis agreement through 2030; and to (ii) higher finance debt (a US$ 671 million increase), mainly due to the long term proceeds raised in the domestic banking market, in the amount of US$ 495 million. Gross Debt was maintained lower than the maximum level of US$ 75,000 million, with convergence to the level of US$ 65,000 million defined in the 2025-2029 Business Plan, mainly due to debt prepayments and scheduled repayments.

As of March 31, 2025, Net Debt increased by 7.3% (US$ 3,794 million), reaching US$ 56,034 million, compared to US$ 52,240 million as of December 31, 2024, mainly due to a US$ 3,509 million increase in lease liabilities in the period.

9

RECONCILIATION OF ADJUSTED EBITDA, LTM ADJUSTED EBITDA AND NET DEBT/LTM ADJUSTED EBITDA METRICS

LTM Adjusted EBITDA reflects the sum of the last twelve months of Adjusted EBITDA, which is computed by using the net income before net finance (expense) income, income taxes, depreciation, depletion and amortization adjusted by items not considered part of the Company’s primary business, which include results in equity-accounted investments, results on disposal and write-offs of assets, impairment and results from co-participation agreements in bid areas.

LTM Adjusted EBITDA represents an alternative to the Company's operating cash generation. This measure is used to calculate the metric Net Debt/LTM Adjusted EBITDA, to support management’s assessment of liquidity and leverage.

Adjusted EBITDA and Net cash provided by operating activities – OCF

US$ million	Jan-Mar/2025	Jan-Mar/2024	Change (%)
Net income	5,995	4,805	24.8
Net finance income (expense)	(1,748)	1,939	-
Income taxes	3,111	2,147	44.9
Depreciation, depletion and amortization	3,247	3,362	(3.4)
Results in equity-accounted investments	(82)	93	-
Impairment losses (reversals)	50	(9)	-
Results on disposal/write-offs of assets	(57)	(162)	(64.8)
Results from co-participation agreements in bid areas	(70)	(48)	45.8
Adjusted EBITDA	10,446	12,127	(13.9)
Allowance (reversals) for credit loss on trade and other receivables	(20)	30	-
Trade and other receivables	172	604	(71.5)
Inventories	(359)	(627)	(42.7)
Trade payables	(539)	407	-
Taxes payable	(1,466)	(3,143)	(53.3)
Others	264	(12)	-
Net cash provided by operating activities – OCF	8,498	9,386	(9.5)

10

LTM Adjusted EBITDA and LTM Net cash provided by operating activities – OCF

	US$ million
	Last twelve months (LTM) at
	03.31.2025	12.31.2024	Apr-Jun/2024	Jul-Sep/2024	Oct-Dec/2024	Jan-Mar/2025
Net income (loss)	8,795	7,605	(325)	5,891	(2,766)	5,995
Net finance (expense) income	11,420	15,107	6,869	281	6,018	(1,748)
Income taxes	4,501	3,537	(27)	2,205	(788)	3,111
Depreciation, depletion and amortization	12,364	12,479	3,138	2,983	2,996	3,247
Results in equity-accounted investments	452	627	188	23	323	(82)
Impairment losses (reversals)	1,590	1,531	(37)	-	1,577	50
Results on disposal/write-offs of assets	(123)	(228)	(124)	97	(39)	(57)
Results from co-participation agreements in bid areas	(281)	(259)	(55)	-	(156)	(70)
Adjusted EBITDA	38,718	40,399	9,627	11,480	7,165	10,446
Allowance (reversals) for credit loss on trade and other receivables	210	260	18	6	206	(20)
Trade and other receivables	1,390	1,822	855	163	200	172
Inventories	(27)	(295)	272	1	59	(359)
Trade payables	40	986	(165)	392	352	(539)
Taxes payable	(8,218)	(9,895)	(3,440)	(1,180)	(2,132)	(1,466)
Others	4,983	4,707	1,920	445	2,354	264
Net cash provided by operating activities - OCF	37,096	37,984	9,087	11,307	8,204	8,498

11

Adjusted Cash and Cash Equivalents, Gross Debt, Net Debt, Net Cash provided by Operating Activities (LTM OCF), LTM Adjusted EBITDA, Gross Debt Net of Cash and Cash Equivalents/LTM OCF and Net Debt/LTM Adjusted EBITDA Metrics

The Net Debt/LTM Adjusted EBITDA metric is an important metric that supports our management in assessing the liquidity and leverage of Petrobras Group. This ratio is an important measure for management to assess the Company’s ability to pay off its debt, mainly because our Business Plan 2025-2029 defines US$ 75 billion as the maximum level for our Gross Debt, with convergence to the level of US$ 65 billion.

The following table presents the reconciliation of this metric to the most directly comparable measure derived from the IFRS Accounting Standards captions, which is in this case the Gross Debt Net of Cash and Cash Equivalents/Net Cash provided by operating activities ratio:

	US$ million

	03.31.2025	12.31.2024
Cash and cash equivalents	4,695	3,271
Government bonds, bank deposit certificates and time deposits (maturity of more than three months)	3,762	4,800
Adjusted Cash and Cash equivalents	8,457	8,071
Finance debt	23,833	23,162
Lease liability	40,658	37,149
Current and non-current debt - Gross Debt	64,491	60,311
Net Debt	56,034	52,240
Net cash provided by operating activities - LTM OCF	37,096	37,984
Allowance for credit loss on trade and other receivables	(210)	(260)
Trade and other receivables	(1,390)	(1,822)
Inventories	27	295
Trade payables	(40)	(986)
Taxes payable	8,218	9,895
Others	(4,983)	(4,707)
LTM Adjusted EBITDA	38,718	40,399
Gross Debt net of cash and cash equivalents/LTM OCF ratio	1.61	1.50
Net Debt/LTM Adjusted EBITDA ratio	1.45	1.29

12

RESULTS BY OPERATING BUSINESS SEGMENTS

Exploration and Production (E&P)

Financial information

US$ million	Jan-Mar/2025	Jan-Mar/2024	Change (%)
Sales revenues	15,067	16,077	(6.3)
Gross profit	8,270	9,463	(12.6)
Income (Expenses)	(738)	(630)	17.1
Operating income	7,532	8,833	(14.7)
Net income attributable to the shareholders of Petrobras	4,987	5,846	(14.7)
Average Brent crude (US$/bbl)	75.66	83.24	(9.1)
Production taxes – Brazil	2,800	2,981	(6.1)
Royalties	1,805	1,871	(3.5)
Special Participation	987	1,101	(10.4)
Retention of areas	8	9	(11.1)

[1]

In the period Jan-Mar/2025, the gross profit for the E&P segment was US$ 8,270 million, a decrease of 12.6% compared to the period Jan-Mar/2024, mainly due to the reduction in sales revenues which reflect lower Brent prices, in addition to decreased crude oil and NGL production.

Operating income was US$ 7,532 million in the Jan-Mar/2025 period, a decrease of 14.7% compared to the period Jan-Mar/2024, mainly due to exploration expenditures written off related to blocks C-M-753 and C-M-789 in the Campos Basin, reflecting the assessment of the projects' lack of economic feasibility, which resulted in the decision not to proceed with their development.

In the period Jan-Mar/2025, the production taxes were US$ 2,800 million, a decrease of 6.1% compared to the period from Jan-Mar/2024 caused primarily by the lower prices.

Operational information

Production in thousand barrels of oil equivalent per day (mboed)	Jan-Mar/2025	Jan-Mar/2024	Change (%)
Crude oil, NGL and natural gas – Brazil	2,740	2,742	(0.1)
Crude oil and NGL (mbbl/d)	2,214	2,236	(1.0)
Natural gas (mboed)	526	507	3.7
Crude oil, NGL and natural gas – Abroad	31	33	(6.1)
Total (mboed)	2,771	2,776	(0.2)

Production of crude oil, NGL and natural gas was 2,771 mboed in the period Jan-Mar/2025, representing a decrease of 0.2% compared to Jan-Mar/2024, mainly due natural decline of mature fields in the Campos and Santos Basins, lower operational efficiency in the Campos Basin, in addition to the decommissioning of the FPSO Cidade de Niterói and Cidade de Santos platforms. Partially offset by the lower volume of losses from maintenance outages, start-up of new wells from complementary projects in the Campos and Santos Basins, start of production of the FPSO Almirante Tamandaré, the increase in capacity of the FPSO P-71 and the ramp-up of the FPSOs Sepetiba, Maria Quitéria and Marechal Duque de Caxias.

13

Refining, Transportation and Marketing

Financial information

US$ million	Jan-Mar/2025	Jan-Mar/2024	Change (%)
Sales revenues	19,989	22,190	(9.9)
Gross profit	1,211	2,207	(45.1)
Income (Expenses)	(736)	(836)	(12.0)
Operating income	475	1,371	(65.4)
Net income attributable to the shareholders of Petrobras	367	775	(52.6)
Average refining cost (US$ / barrel) – Brazil	2.62	2.63	(0.4)
Average domestic basic oil products price (US$/bbl)	86.58	96.13	(9.9)

In the period Jan-Mar/2025, Refining, Transportation and Marketing gross profit was US$ 996 million lower than in the period Jan-Mar/2024 mainly due to a decrease in international margins, especially diesel and gasoline.

The decrease in operating income for the period Jan-Mar/2025 reflects the reduction in gross profit, partially offset by lower selling expenses, which were higher in the period Jan-Mar/2024 due to the greater volume of oil exported.

The average refining cost in the period Jan-Mar/2025 was US$ 2.62/bbl, 0.4% lower than in the period Jan-Mar/2024, with effects of a relatively devalued local currency in 2025 reducing the costs in dollar terms mainly in personnel, compensated by higher investments in maintenance and revitalization activities in our refineries.

Operational information

Thousand barrels per day (mbbl/d)	Jan-Mar/2025	Jan-Mar/2024	Change (%)
Total production volume	1,706	1,753	(2.7)
Domestic sales volume	1,696	1,648	2.9
Crude distillation capacity	1,813	1,813	-
Refining plants utilization factor (1)	90%	92%	(2.0)
Average crude oil throughput	1,618	1,628	(0.6)
Average NGL throughput	44	48	(8.3)
Domestic crude oil over average crude oil throughput (1)	92%	91%	1.0

(1) Changes presented in percentage points.

Domestic sales in the period Jan-Mar/2025 were 1,696 mbbl/d, an increase of 2.9% compared to the period Jan-Mar/2024.

Gasoline sales volume increased 3.1% in Jan-Mar/2025 compared to Jan-Mar/2024 mainly due to the lower competitiveness in price of hydrous ethanol compared to gasoline. Diesel sales volume increased 6.2% between periods, driven by stronger economic activity and a rise in soybean and corn harvests.

Total production of oil products for the period Jan-Mar/2025 was 1,706 mbbl/d, 2.7% lower than Jan-Mar/2024. In the first three months of 2025 the utilization factor of our refineries was lower than in the same period of the previous year, mainly due to the turnaround at RNEST refinery, which was performed in the period from January to March 2025.

14

Gas and Low Carbon Energies

Financial information

US$ million	Jan-Mar/2025	Jan-Mar/2024	Change (%)
Sales revenues	1,860	2,422	(23.2)
Gross profit	735	1,245	(41.0)
Income (expenses)	(779)	(889)	(12.4)
Operating income (loss)	(44)	356	-
Net income (loss) attributable to the shareholders of Petrobras	(28)	242	-
Average natural gas sales price – Brazil (US$/bbl)	56.75	67.88	(16.4)

In Jan-Mar/2025, the sales revenues reduction in relation to Jan-Mar/2024 was due to the lower average natural gas sales price due to the drop in the Brent price, the lower volume of natural gas sold to non-thermoelectric segment, the entry of new agents in this market and the expiration of thermal availability contracts.

The lower operating income in Jan-Mar/2025 compared to Jan-Mar/2024 is mainly due to the lower gross profit despite lower sales expenses.

Operational information

	Jan-Mar/2025	Jan-Mar/2024	Change (%)
Sale of Thermal Availability at Auction (ACR)- Average MW	714	1,186	(39.8)
Sale of electricity - average MW	606	442	37.1
National gas delivered - million m³/day	29	30	(3.3)
Regasification of liquefied natural gas - million m³/day	1	3	(66.7)
Import of natural gas from Bolivia - million m³/day	11	15	(26.7)

In Jan-Mar/2025, Petrobras thermal availability sales decreased by 39.8% compared to Jan-Mar/2024, due to the expiration of contracts. In the same period, energy sales increased by 37.1% due to a less favorable hydrological scenario and with the increase in electricity export opportunities.

On the natural gas supply side, domestic gas production in Jan-Mar/2025 remained stable compared to Jan-Mar/2024, operational events mitigated the effect of the greater availability of gas from Route 3 pipeline. As a result of lower demand, there was a decrease in natural gas imports.

15

GLOSSARY

ACL - Ambiente de Contratação Livre (Free contracting market) in the electricity system.

ACR - Ambiente de Contratação Regulada (Regulated contracting market) in the electricity system.

Adjusted Cash and Cash Equivalents - Sum of cash and cash equivalents, government bonds, bank deposit certificates and time deposits with maturities of more than 3 months from the date of acquisition, considering the expected realization of those financial investments in the short-term. This measure is not defined under the IFRS Accounting Standards and should not be considered in isolation or as a substitute for cash and cash equivalents computed in accordance with the IFRS Accounting Standards. It may not be comparable to adjusted cash and cash equivalents of other companies. However, management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management and uses this measure in the calculation of Net Debt.

Adjusted EBITDA Net income plus net finance (expense) income; income taxes; depreciation, depletion and amortization; results in equity-accounted investments; impairment; results on disposal/write-offs of assets; and results from co-participation agreements in bid areas. Adjusted EBITDA is not a measure defined by the IFRS Accounting Standards and it is possible that it may not be comparable to similar measures reported by other companies. However, management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

ANP - Brazilian National Petroleum, Natural Gas and Biofuels Agency.

Average Domestic basic oil products price (US$/bbl) - represents Petrobras' domestic sales revenues per unit of basic oil products, which are: diesel, gasoline, LPG, jet fuel, naphtha and fuel oil.

Capital Expenditures – Capital expenditures based on the cost assumptions and financial methodology adopted in our Business Plan, which include acquisition of PP&E and intangible assets, acquisition of equity interests, as well as other items that do not necessarily qualify as cash flows used in investing activities, comprising geological and geophysical expenses, research and development expenses, pre-operating charges, purchase of property, plant and equipment on credit and borrowing costs directly attributable to works in progress.

CTA – Cumulative translation adjustment – The cumulative amount of exchange variation arising on translation of foreign operations that is recognized in Shareholders’ Equity and will be transferred to profit or loss on the disposal of the investment.

Effect of average cost in the Cost of Sales – In view of the average inventory term of 60 days, the crude oil and oil products international prices movement, as well as foreign exchange effect over imports, production taxes and other factors that impact costs, do not entirely influence the cost of sales in the current period, having their total effects only in the following period.

Free Cash Flow - Net cash provided by operating activities less the sum of acquisition of PP&E and intangibles assets and acquisition of equity interests. Free cash flow is not defined under the IFRS Accounting Standards and should not be considered in isolation or as a substitute for cash and cash equivalents calculated in accordance with IFRS Accounting Standards. It may not be comparable to free cash flow of other companies. However, management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Gross Debt – Sum of current and non-current finance debt and lease liability, this measure is not defined under the IFRS Accounting Standards.

Leverage – Ratio between the Net Debt and the sum of Net Debt and Market Capitalization. Leverage is not a measure defined in the IFRS Accounting Standards and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity.

Lifting Cost - Crude oil and natural gas lifting cost indicator, which considers expenditures occurred in the period.

LTM Adjusted EBITDA – Adjusted EBITDA for the last twelve months.

OCF - Net Cash provided by (used in) operating activities (operating cash flow)

Operating income (loss) - Net income (loss) before finance (expense) income, results in equity-accounted investments and income taxes.

Net Debt – Gross Debt less Adjusted Cash and Cash Equivalents. Net Debt is not a measure defined in the IFRS Accounting Standards and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with the IFRS Accounting Standards. Our calculation of Net Debt may not be comparable to the calculation of Net Debt by other companies. Management believes that Net Debt is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

Results by Business Segment – The information by the company's business segment is prepared based on available financial information that is directly attributable to the segment or that can be allocated on a reasonable basis, being presented by business activities used by the Executive Board to make resource allocation decisions and performance evaluation.

When calculating segmented results, transactions with third parties, including jointly controlled and associated companies, and transfers between business segments are considered. Transactions between business segments are valued at internal transfer prices calculated based on methodologies that take into account market parameters, and these transactions are eliminated, outside the business segments, for the purpose of reconciling the segmented information with the consolidated financial statements of the company.

16

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 27, 2025

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer